Exhibit 21.1

SUBSIDIAIRES OF

OHMYHOME LIMITED

Subsidiaries	Place of Incorporation
Ohmyhome (BVI) Limited	British Virgin Islands
Ohmyhome Pte. Ltd.	Singapore
Ohmyhome Insurance Pte. Ltd.	Singapore
Ohmyhome Renovation Pte. Ltd.	Singapore
Cora.Pro Pte. Ltd.	Singapore
DreamR Project Pte. Ltd.	Singapore
Ohmyhome Sdn. Bhd.	Malaysia
Ohmyhome Realtors Sdn. Bhd.	Malaysia